Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy. We are focused on providing therapeutic solutions for women between the ages of 15 and 49 who suffer from reproductive health conditions that affect their quality of life, ability to conceive or that complicate pregnancy and the health of newborns. Our goal is to build the leading women’s reproductive health and pregnancy company focused on these conditions where current treatment options are limited and significant unmet needs exist.

We are developing linzagolix (formerly OBE2109) as a novel, oral gonadotropin releasing hormone, or GnRH, receptor antagonist, for the treatment of pain associated with endometriosis and heavy menstrual bleeding associated with uterine fibroids in pre-menopausal women. We are currently conducting a multiple-dose, placebo-controlled Phase 2b clinical trial of linzagolix in approximately 330 patients with endometriosis, or the EDELWEISS clinical trial. In June 2018, we announced that the EDELWEISS clinical trial successfully met its primary endpoint, a statistically significant increase in patient response rate vs. placebo following 12 weeks of treatment.  Patient response was measured by a 30% reduction from baseline combined menstrual and non-menstrual pelvic pain on a verbal rating scale (VRS) of 0-3. Observed response rates were 34.5% for placebo, 49.4% for 50mg linzagolix, 61.5% for 75mg linzagolix, 56.4% for 100mg linzagolix, and 56.3% for 200mg linzagolix.  Respective p values were 0.155, 0.003, 0.039, and 0.034.

In September 2018, we announced positive 24-week treatment results from the EDELWEISS clinical trial, including bone mineral density (BMD) safety assessments.  The data showed an improvement in patient response rate (defined as a 30% or greater reduction in verbal rating scale, or VRS 0-3 pain score from baseline) at 24 weeks vs. 12 weeks for key doses, with patient response in 70.8% of women at the 75mg once daily dose vs. 61.5% for placebo, and patient response in 77.3% of women at the 200mg once daily dose vs. 56.3% for placebo. The key safety endpoint of mean change in BMD at the lumbar spine, which is the site of greatest bone loss, was -0.8% at the 75mg once daily dose and -2.6% at the 200mg once daily dose. We believe the BMD results support our plan to pursue further development of two doses of linzagolix for the treatment of endometriosis, including a 75 mg once daily dose without low dose hormonal add-back therapy (ABT), and a 200mg once daily dose in combination with low dose ABT. We intend to have an end-of-Phase 2 meeting with the FDA before the end of 2018 to finalize the design of our planned two pivotal Phase 3 clinical trials, which are planned to begin in early 2019. For the uterine fibroids indication, in April 2017, we initiated a Phase 3 clinical development program with two Phase 3 clinical trials, or the PRIMROSE 1 and 2 clinical trials. We expect to complete enrollment of approximately 500 patients in each of PRIMROSE 1 in the first quarter of 2019, and in PRIMROSE 2 by the end of 2018. Based upon the assumption that recent strength in U.S. patient screening trends translate into patient randomization, we anticipate announcing 6-month primary endpoint results from both trials in the second half of 2019.

We are also developing nolasiban, an oral oxytocin receptor antagonist, to improve clinical pregnancy and live birth rates in women undergoing in-vitro fertilization, or IVF. We completed randomization of 778 patients in our European Phase 3 clinical trial in women undergoing IVF (D3 and D5 fresh single embryo transfer or SET), or the IMPLANT 2 clinical trial, in 2017 and reported positive results for the primary endpoint of ongoing pregnancy 10 weeks post embryo transfer (ET) in February 2018. Ongoing pregnancy rate 10 weeks post ET was achieved in 35.6% of patients receiving nolasiban, vs. 28.5% of patients in the placebo group, a p value of 0.031. Patients who underwent ET 5 days post oocyte retrieval achieved ongoing pregnancy 10 weeks post ET at a rate of 45.9% when administered nolasiban, vs. 34.7% of those who received placebo, a p value of 0.034.  In October 2018, we announced live birth rate results from the IMPLANT 2 trial, which were consistent with the benefit seen in pregnancy rates for patients treated with nolasiban. Live birth rate, reflecting the ultimate goal of IVF procedures, taking home a baby, showed a statistically and clinically significant benefit in favor of patients receiving nolasiban, 34.8% vs. 27.7% for placebo, p=0.025.  For patients undergoing Day 5 ET, the live birth rate benefit was even more pronounced for nolasiban, 44.8% vs. 33.2%, p=0.025. We expect to receive 28-day neonatal safety from the IMPLANT 2 trial later in the fourth quarter of 2018, followed by results from our 6-month infant follow-up in mid-2019.

Based upon results of the IMPLANT 1 and IMPLANT 2 trials, we have sought feedback from regulatory authorities in Europe and in the United States on any additional future registration requirements.  Based on feedback recently received from regulatory authorities in Europe, we intend to initiate an additional Phase 3 trial primarily in European, Canadian and CIS or Russian centers, or the IMPLANT 4 trial, prior to the end of 2018. We plan to enroll approximately 800 patients undergoing IVF (D5 fresh SET) in the IMPLANT 4 trial, with a primary endpoint of ongoing pregnancy 10 weeks post ET. Assuming IMPLANT4 trial results confirm IMPLANT 1 and IMPLANT 2 results, we intend to use this data to file a European marketing authorization application (MAA), which we expect will be in late 2019, and have commenced pre-commercial strategic planning. Feedback recently received from the FDA did not provide the clarity that we were hoping to see on the design of pivotal clinical trials to support an IVF indication in the United States. We are working with the FDA to get agreement on certain elements, e.g. time of patient randomization, primary and secondary endpoints and potential stratification by patient age. Upon agreement with the FDA, which we hope will be achieved in 2019, we are ready to pursue our clinical trial program in the United States. In the meantime, we anticipate not to incur any significant cost for the U.S. clinical program.

In addition, we are developing OBE022, an oral and selective prostaglandin F2α receptor antagonist, for preterm labor in weeks 24 to 34 of pregnancy. Based upon results of Phase 1 clinical trials completed in the first quarter of 2017, we initiated a Phase 2a proof-of-concept clinical trial, known as PROLONG, in December 2017. We have completed the open label Part A of this trial in eight patients to initially assess OBE022 safety and pharmacokinetic (PK) profile.  Based on these data, we began the randomized Part B of the trial in the fourth quarter of 2018 to assess efficacy in delaying childbirth in women at 24 to 34 weeks gestation who are experiencing symptoms of preterm labor and potentially preterm delivery. Depending on the pace of patient enrollment in Part B of the trial, we expect to report interim efficacy results in 30 patients in the first quarter of 2019.

We were founded in November 2012 and our operations to date have included organizing and staffing our company, raising capital, in-licensing rights to linzagolix, nolasiban and OBE022 and conducting nonclinical studies and clinical trials. To date, we have not generated any revenue from product sales as none of our product candidates have been approved for commercialization. We have historically financed our operations exclusively through the sale of equity. To date, we have raised an aggregate of $330.3 million of net proceeds, including $19.4 million from our “at the market” (ATM) program, $68.0 million from our follow-on offering in June 2018 and $4.4 million from the exercise of the green-shoe option in July 2018, and also acquired license rights on product candidates in 2013 and 2015 from the sale of preferred shares.

We have never been profitable and have incurred significant net losses in each period since our inception. Our net losses were $18.6 million and $17.0 million for the three-month periods ended September 30, 2018, and 2017, respectively, and $56.6 million and $49.9 million for the nine-month periods ended September 30, 2018, and 2017, respectively. As of September 30, 2018, we had accumulated losses of $193.8 million, out of which $30.6 million were offset with share premium. This reclassification transaction had no impact on total equity. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We used $46.3 million and $41.5 million of cash in operations in the nine-month periods ended September 30, 2018, and 2017, respectively. We anticipate that our expenses will continue to increase significantly in connection with our ongoing activities as we:

•

continue to invest in the clinical development of our product candidates and specifically to support our ongoing EDELWEISS, PRIMROSE 1 and 2, IMPLANT 2 and PROLONG clinical trials, and additional planned clinical trials such as IMPLANT 4 and our Phase 3 trials for the treatment of endometriosis, and nonclinical studies that we may conduct for product candidates;

•

conduct pre-registration and pre-launch manufacturing activities for our product candidates including production of drug substance and to-be-marketed drug product registration/validation batches and supportive regulatory stabilities;

•	conduct pre-commercial activities for our product candidates including market access, pre-marketing and infrastructure/head count investment;
•	hire additional research and development, commercial and general and administrative personnel;
•	maintain, expand and protect our intellectual property portfolio;
•	identify and in-license or acquire additional product candidates; and
•	continue to incur additional costs associated with operating as a public company.

We will need substantial additional funding to support our operating activities as we advance our product candidates through clinical development, seek regulatory approval and prepare for and invest in future commercialization of these candidates, if approved. Adequate funding may not be available to us on acceptable terms, or at all.

We have no manufacturing facilities, and all of our manufacturing activities are contracted out to third parties. We currently utilize third-party contract research organizations, or CROs, to carry out our clinical development and trials. Additionally, we are initiating the establishment of an infrastructure to address our potential future pre-commercial and commercial needs.

Strategic Licensing Agreements

Linzagolix

In November 2015, we entered into the Kissei license and supply agreement with Kissei Pharmaceutical Co., Ltd., or Kissei. Pursuant to the Kissei license and supply agreement we received an exclusive license to develop, manufacture and commercialize products, or the Product, containing the compounds which is a specified GnRH antagonist and covered by certain licensed patent rights, or the Compound, throughout the world except for specified Asian countries. We arranged to exclusively acquire from Kissei the material necessary to produce linzagolix.

In consideration for the license, we made an initial $10.0 million upfront payment. In addition, we agreed to make aggregate milestone payments of up to $63.0 million upon the achievement of specified developmental milestones, such as the initiation of clinical trials and receipt of regulatory approvals. In connection with the initiation of the Phase 3 clinical program for linzagolix in uterine fibroids in the second quarter of 2017, a $5.0 million milestone payment was made. With respect to any products we commercialize under the Kissei license and supply agreement, we agreed to make further payments of up to an additional $125.0 million to Kissei upon the achievement of specified commercial milestones.

Pursuant to the Kissei license and supply agreement, we have agreed to exclusively purchase the active pharmaceutical ingredient for linzagolix from Kissei. During the development stage, we are obligated to pay Kissei a specified supply price. Following the first commercial sale of licensed product, we are obligated to pay Kissei a royalty in the low twenty percent range as a percentage of net sales. This payment includes Kissei’s supply of the active pharmaceutical ingredient until the latest of (i) the date that the valid claim of a patent for the Product has expired, (ii) the expiration of our regulatory exclusivity period, or (iii) 15 years from the first commercial sale of such product on a country-by-country and product-by-product basis. During the term, we are restricted from developing, marketing and selling GnRH agonists and GnRH antagonists other than the Compound to the extent allowed by applicable laws.

Nolasiban

In August 2013, we entered into the 2013 license agreement with Ares Trading S.A., an affiliate of Merck Serono, or Merck Serono, pursuant to which we received a worldwide exclusive license to develop, manufacture and commercialize compounds covered by the licensed patent rights, including nolasiban. In consideration for the license, we issued 914,069 Series A preferred shares to Merck Serono at the time of our Series A financing, which had a fair-value of $4.9 million based on an exchange rate of $1.00 for CHF 0.9244 as of the date of the transaction. With respect to any products we commercialize under the 2013 license agreement, we agreed to pay Merck Serono royalties based on a high-single-digit percentage of annual net sales of each product, subject to specified reductions, until the later of (i) the date that all of the patent rights for that product have expired, as determined on a country-by-country and product-by-product basis, or (ii) ten years from the first commercial sale of such product on a country-by-country and product-by-product basis.

OBE022

In June 2015, we entered into the 2015 license agreement with Merck Serono, which we amended in July 2016, pursuant to which we received a worldwide exclusive license to develop, manufacture and commercialize compounds covered by the licensed patent rights, including OBE022. In consideration for the license, we issued 325,000 Series A preferred shares to Merck Serono in September 2016 upon the initiation of a Phase 1 clinical trial for a licensed product. With respect to any products we commercialize under the 2015 license agreement, we agreed to pay Merck Serono royalties based on a mid-single-digit percentage of annual net sales of each product, subject to specified reductions, until the later of (i) the date that all of the patent rights for that product have expired, as determined on a country-by-country and product-by-product basis or (ii) ten years from the first commercial sale of such product on a country-by-country and product-by-product basis.

Components of Results of Operations

Revenue

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from product sales in the near term.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with our research and development activities and consist mainly of direct research and development costs, which include: costs associated with the use of CROs and consultants hired to assist on our research and development activities; personnel expenses, which include salaries, benefits and share-based compensation expenses for our employees; expenses related to regulatory affairs and intellectual property; manufacturing costs in connection with conducting nonclinical studies and clinical trials; and depreciation expense for assets used in research and development activities. Research and development costs are generally expensed as incurred. However, costs for certain activities, such as manufacturing and nonclinical studies and clinical trials, are generally recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and collaborators.

Our employee, consultant and infrastructure resources are typically utilized across our multiple research and development programs. We track outsourced research and development costs by product candidate or nonclinical program, but we do not allocate personnel costs, other internal costs or external consultant costs to specific product candidates.

From inception through September 30, 2018, we have incurred $156.6 million in research and development expenses to advance the development of our product candidates. The following table provides a breakdown of our outsourced research and development expenses that are directly attributable to the specified product candidates for the three-month and nine-month periods ended September 30, 2018 and September 30, 2017, respectively.

	Three-month period ended September 30,		Nine-month period ended September 30,
	2018	2017	2018	2017
	(in thousands)
	(unaudited)
Linzagolix	$(9,750)	$(7,644)	$(29,498)	$(24,171)
Nolasiban	(2,732)	(2,743)	(5,836)	(6,519)
OBE022	(431)	(514)	(1,865)	(1,706)
Total outsourced research and development expenses	$(12,913)	$(10,901)	$(37,199)	$(32,396)

We expect our research and development expense will increase for the foreseeable future as we seek to advance the development of our product candidates through clinical trials and toward regulatory submissions. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of our product candidates. We are also unable to predict when, if ever, material net cash inflows will commence from sales of our product candidates. This is due to the numerous risks and uncertainties associated with developing such product candidates, including:

•	the number of clinical sites included in the trials;
•	the length of time required to enroll suitable patients;
•	the number of patients that ultimately participate in the trials;
•	the number of doses patients receive;
•	the duration of patient follow-up;
•	the results of our clinical trials; and
•	regulatory requirements in support of potential approvals.

In addition, the probability of success for any of our product candidates will depend on numerous factors, including competition, manufacturing capability and commercial viability. A change in the outcome of any of these variables with respect to the development of any of our product candidates would significantly change the costs, timing and viability associated with the development of that product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel expenses, including salaries, benefits and share-based compensation expense, related to executive, finance, accounting, business development, legal and human resource functions. General and administrative expense also includes facility costs not otherwise included in research and development expenses, legal fees related to corporate matters, fees for accounting and consulting services, and costs of director and officer insurance.

We anticipate that our general and administrative expense will increase in the future to support continued research and development activities and to set-up our pre-commercialization structure. We also anticipate that we will incur increased accounting, audit, legal, regulatory and compliance costs, as well as investor and public relations expenses, associated with operating as a public company.

Finance Result, Net

Finance result, net, consists mainly of interest income and expense derived from our cash and cash equivalents and foreign exchange gains and losses.

Taxation

We are subject to corporate taxation in Switzerland, Ireland and the United States.

In 2015, the Canton of Geneva granted us a ten year tax holiday for all income and capital taxes on a communal and cantonal level commencing in fiscal year 2013 and valid through to 2022, subject to our Swiss domiciliation and compliance with certain reporting provisions. We remain subject to Swiss federal income tax on our profits after tax but have only incurred net losses since our inception. We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset such losses carried forward against future taxes. As of December 31, 2017, we had tax loss carryforwards totaling $118.0 million. We do not believe it is probable that we will generate sufficient profits to avail ourselves of these tax loss carryforwards.

Our Irish subsidiary had no activity in the three-month and nine-month periods ended September 30, 2018 and September 30, 2017, and our U.S. subsidiary, as a service organization to the group under cost plus arrangement, was the only entity to generate income tax expenses during these periods.

Analysis of Results of Operations

Comparison of the three-month periods ended September 30, 2018 and September 30, 2017

Operating Expenses

Research and Development Expenses

	Three-month period ended September 30,
	2018	2017
	(in thousands)
	(unaudited)
Research and development expenses by product candidate
Linzagolix	$(9,750)	$(7,644)
Nolasiban	(2,732)	(2,743)
OBE022	(431)	(514)
Unallocated expenses
Staff costs	(2,452)	(2,573)
Other research and development costs	(544)	(436)
Total research and development expenses	$(15,909)	$(13,910)

Research and development expenses increased by $2.0 million in the three-month period ended September 30, 2018 compared to the three-month period ended September 30, 2017 primarily due to the ramp-up of our ongoing PRIMROSE clinical trials.

General and Administrative Expenses

	Three-month period ended September 30,
	2018	2017
	(in thousands)
	(unaudited)
Staff costs	$(1,778)	$(1,983)
Professional fees	(725)	(554)
Other general and administrative costs	(634)	(464)
Total general and administrative expenses	$(3,137)	$(3,001)

General and administrative expenses in the three-month period ended September 30, 2018 are consistent with the three-month period ended September 30, 2017.

Finance Result, Net

	Three-month period ended September 30,
	2018	2017
	(in thousands) (unaudited)
Finance result, net	$430	$(107)

Finance result, net in the three-month periods ended September 30, 2018 and September 30, 2017 primarily consisted of foreign exchange gain and loss, respectively.

Comparison of the nine-month periods ended September 30, 2018 and September 30, 2017

Operating Expenses

Research and Development Expenses

	Nine-month period ended September 30,
	2018	2017
	(in thousands)
	(unaudited)
Research and development expenses by product candidate
Linzagolix	$(29,498)	$(24,171)
Nolasiban	(5,836)	(6,519)
OBE022	(1,865)	(1,706)
Unallocated expenses
Staff costs	(7,929)	(7,189)
Other research and development costs	(1,817)	(1,398)
Total research and development expenses	$(46,945)	$(40,983)

Research and development expenses increased by $6.0 million in the nine-month period ended September 30, 2018 compared to the nine-month period ended September 30, 2017 primarily due to the increased costs of $5.3 million resulting from our linzagolix programs, including increased costs of $4.3 million related to our ongoing PRIMROSE clinical trials.

General and Administrative Expenses

	Nine-month period ended September 30,
	2018	2017
	(in thousands)
	(unaudited)
Staff costs	$(5,975)	$(5,937)
Professional fees	(2,712)	(2,317)
Other general and administrative costs	(1,600)	(1,347)
Total general and administrative expenses	$(10,287)	$(9,601)

General and administrative expenses increased by $0.6 million in the nine-month period ended September 30, 2018 compared to the nine-month period ended September 30, 2017 primarily due to higher professional fees of $0.4 million incurred in connection with our Swiss listing and ATM program.

Finance Result, Net

	Nine-month period ended September 30,
	2018	2017
	(in thousands) (unaudited)
Finance result, net	$616	$753

Finance result in the nine-month periods ended September 30, 2018 and September 30, 2017 primarily consisted of foreign exchange gains.

Liquidity and Capital Resources

Since our inception, we have not generated any revenue and have incurred net losses and negative cash flows from our operations. We have funded our operations primarily through the sale of equity. From inception through September 30, 2018, we have raised an aggregate of $330.3 million of net proceeds from the sale of equity securities. In January 2017, we completed our initial public offering of 6,450,000 common shares at a public offering price of $15.00 per share. We received $88.6 million in net proceeds after deducting $8.2 million of underwriting discounts and commissions and other offering expenses. Additionally, in October 2017, we raised $56.3 million of net proceeds after deducting $3.7 million of placement expenses through the issuance of 7,500,000 shares at a price of $8.00 per share in a private placement with institutional investors.

In May 2018, we sold 1,600,851 treasury shares at a price of $12.50 per share as part of our ATM program, receiving net proceeds of $19.4 million after deducting $0.6 million of directly related issuance costs. Later in June 2018, we completed a follow-on public offering of common shares and issued 4,750,000 shares at a price of $15.39 per share, raising $68.0 million in net proceeds after deducting $5.1 million of underwriting discounts, commissions and other offering expenses. In July 2018, we raised additional funds for a net amount of $4.4 million from the exercise of the green-shoe option available with the follow-on offering.

As of September 30, 2018, we had $156.4 million in cash and cash equivalents.

Our primary uses of cash are to fund operating expenses, primarily research and development expenditures. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. We currently have no ongoing material financing commitments, such as lines of credit or guarantees.

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or initiate clinical trials of, and seek marketing approval for, our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution to the extent that such sales, marketing and distribution are not the responsibility of potential collaborators. Furthermore, we expect to continue to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

We expect our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements into the first half of 2020. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

•	the scope, progress, results and costs of our ongoing and planned nonclinical studies and clinical trials for linzagolix, nolasiban and OBE022;
•

the cost and timing of ongoing and planned manufacturing activities including active pharmaceutical ingredient and drug product pharmaceutical development and clinical trial supplies production for linzagolix, nolasiban and OBE022;

•	the timing and amount of milestone and royalty payments we are required to make under our license agreements;
•	the extent to which we in-license or acquire other product candidates and technologies;
•	the number and development requirements of other product candidates that we may pursue;
•	the costs, timing and outcome of regulatory review of our product candidates;
•	the costs and timing of future commercialization activities, including drug manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;
•	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;
•	our ability to establish strategic collaborations; and
•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims.

Identifying potential product candidates and conducting nonclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our revenue, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all.

Until such time that we can generate substantial product revenue, if ever, we may finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, shareholder ownership interest may be diluted, and the terms of any additional securities may include liquidation or other preferences that adversely affect the rights of shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or to grant licenses on terms that may not be favorable to us.

If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

The following table shows a summary of our cash flows for the nine-month periods ended September 30, 2018 and September 30, 2017:

	Nine-month period ended September 30,
	2018	2017
	(in thousands)
	(unaudited)
Cash and cash equivalents at beginning of period	$110,841	$25,508
Net cash used in operating activities	(46,288)	(41,539)
Net cash used in investing activities	(212)	(5,244)
Net cash from financing activities	91,482	88,879
Effect of exchange rates	616	754
Cash and cash equivalents at end of period	$156,439	$68,358

Operating Activities

Net cash used in operating activities consists of net loss before tax adjusted for changes in net working capital, that is current assets less current liabilities, and for non-cash items such as depreciation and amortization and the value of share-based services.

During the nine-month period ended September 30, 2018, cash use from operating activities was $46.3 million, primarily as the result of our net loss before tax of $56.6 million, as adjusted for non-cash items and changes in the net working capital. Non-cash items amounted to $5.9 million and mainly consisted of share-based payments. Changes in the net working capital included primarily a $5.8 million increase in accrued expenses, mainly due to the costs of our PRIMROSE clinical trials and CMC formulation development costs for nolasiban, and a $1.3 million decrease in other payables and current liabilities mainly due to the invoice phasing for our clinical trials with linzagolix.

During the nine-month period ended September 30, 2017, net cash used in operating activities was $41.5 million, primarily as the result of our net loss before tax of $49.8 million, as adjusted for non-cash items and changes in the net working capital. Non-cash items amounted to $6.1 million and mainly consisted of share-based payments. Changes in the net working capital included primarily a $1.3 million increase in accrued expenses, mainly due to the costs of our clinical trial supplies for our PRIMROSE and EDELWEISS clinical trials.

Investing Activities

During the nine-month period ended September 30, 2018, net cash used in investing activities consisted primarily of investments in leasehold improvements, furniture and fixtures.

During the nine-month period ended September 30, 2017, net cash used in investing activities consisted primarily of a $5.0 million milestone payment to Kissei made upon initiation of the Phase 3 clinical program for linzagolix in uterine fibroids.

Financing Activities

During the nine-month period ended September 30, 2018, net cash from financing activities consisted primarily of the gross proceeds from (i) the shares sold as part of the ATM program in May 2018 for $20.0 million and (ii) the follow-on offering completed in June 2018 generating gross proceeds of $73.1 million, net of (iii) share issuance costs of $5.7 million.

During the nine-month period ended September 30, 2017, net cash from financing activities consisted primarily of net proceeds from the sale of equity securities in our IPO.

Main Contractual Obligations and Commitments

Under our license agreements with Kissei and Merck Serono, we may be required to pay royalties in the future. In addition, pursuant to the Kissei license and supply agreement, we have agreed to make aggregate milestone payments of up to $63.0 million upon the achievement of specified developmental milestones, such as the initiation of clinical trials and receipt of regulatory approvals, out of which $5.0 million were already paid as of September 30, 2018. With respect to any product we commercialize under the Kissei license and supply agreement, we have agreed to make additional aggregate milestone payments of up to $125.0 million to Kissei upon the achievement of specified commercial milestones.

We enter into contracts in the normal course of business with CROs for clinical trials, nonclinical studies, manufacturing and other services and products for operating purposes. These contracts generally provide for termination upon notice, and we believe that our non-cancelable obligations under these agreements are not material.

Off-Balance Sheet Arrangements

As of the date of this discussion and analysis, and during the periods presented, we did not have any off-balance sheet arrangements.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated interim financial statements, which we have prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board.

The accounting policies used in the preparation and presentation of these consolidated interim financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2017, which should be read in conjunction with these consolidated interim financial statements and management’s discussion and analysis as they provide an update of previously reported information.

The preparation of our consolidated interim financial statements requires us to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates.

Recent Accounting Pronouncements

The adoption of IFRS standards as issued by the IASB and interpretations issued by the IFRS interpretations committee that are effective for the first time for the financial year beginning on or after January 1, 2018 had no material impact on our financial position.

JOBS Act Exemption

In April 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

As an emerging growth company, subject to certain conditions, we are relying on certain of exemptions under the JOBS Act, including without limitation, (1) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (2) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenues of at least $1.07 billion or (c) in which we are deemed to be a “large accelerated filer” under the rules of the U.S. Securities and Exchange Commission, which means the market value of our common shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. As of September 30, 2018, none of these criteria are met by the Company.

Cautionary Statement Regarding Forward-Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Many of the forward-looking statements contained in this discussion and analysis can be identified by the use of forward-looking words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “ongoing”, “objective”, “plan”, “potential”, “predict”, “should”, “will” and “would”, or the negative of these and similar expressions. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3.D—Risk Factors” in the Annual Report on Form 20-F for the year ended

December 31, 2017, or the Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC, pursuant to the U.S. Securities and Exchange Act of 1934, as amended. These risks and uncertainties include factors relating to:

•	the success, cost, timing and potential indications of our product candidates’ development activities and clinical trials, including our ongoing and future trials of linzagolix, nolasiban and OBE022;
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our ability to obtain and maintain regulatory approval of our product candidates, including linzagolix, nolasiban and OBE022, in any of the indications for which we plan to develop them, and any related restrictions, limitations or warnings in the label of an approved product;

•	the results of ongoing or future clinical trials, including of linzagolix, nolasiban and OBE022;
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our ability to obtain funding for our operations, including funding necessary to complete the clinical trials of any of our product candidates, and the terms on which we are able to raise that additional capital;

•	our plans to research, develop and commercialize our product candidates;
•	the timing of our regulatory filings for our product candidates;
•	the clinical utility of our product candidates;
•	the size and growth potential of the markets for our product candidates;
•	our commercialization, marketing and manufacturing capabilities and strategy;
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our expectations regarding our ability to obtain and maintain intellectual property protection for our product candidates and our ability to operate our business without infringing on the intellectual property rights of others;

•	the timing and amount of milestone and royalty payments we are required to make under our license agreements;
•	our ability to attract and retain qualified employees and key personnel;
•	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;
•	the activities of our competitors and the success of competing therapies that are or become available;
•	our plans to in-license or acquire additional product candidates;
•	how long we will qualify as an emerging growth company or a foreign private issuer;
•	our estimates regarding future revenue, expenses and needs for additional financing;
•	regulatory developments in the United States and foreign countries; and
•	other risks and uncertainties, including those listed in the Annual Report, titled “Item 3.D—Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.